CalPERS

Investment Office

P.O. Box 2749

Sacramento, CA  95812-2749

Telecommunications Device for the Deaf - (916) 795-3240

(916) 795-3400; FAX  (916) 795-3365

September 7, 2006

Dear Sovereign Shareowner:

Sovereign Bancorp’s Annual Meeting of Shareholders is scheduled to be held on September 20, 2006.

As a significant shareowner of Sovereign, CalPERS is very concerned about the Company’s accountability to its shareowners and its commitment to good corporate governance, particularly considering that SOV’s three-year stock performance has underperformed both the S&P 500 and S&P 500 Bank Index by over 20% as of August 31, 2006.

Please take notice of Proposal 4 in Sovereign’s proxy statement, which we have submitted to ask Sovereign to reorganize the Board of Directors into one class subject to election each year, or “declassify” the Board.  CalPERS has requested that Sovereign phase in its declassification of the Board of Directors by implementing annual elections for classes of directors whose existing terms expire.  We made this suggestion so that the proposal can be implemented in a manner that is consistent with the Settlement Agreement1 between Sovereign and Relational Investors LLC.

  We believe removing the classified board structure is an important step in making Sovereign’s directors more accountable to shareowners.
  Both ISS2 and Glass Lewis3 support declassified board structures in their proxy voting guidelines.

We urge you to support this important initiative by voting For Proposal 4.  Please refer to page 65 of the proxy statement for more information.

Sincerely,

Christianna Wood
Senior Investment Officer, Global Equity

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS.   CalPERS is not asking for your proxy card.  Please do not send us your proxy card but return it to the proxy voting agent in the envelope that was provided to you.

California Public Employees’ Retirement System
Lincoln Plaza - 400 Q Street - Sacramento, CA   95812-2749

1 The Settlement Agreement is detailed in an 8-K Filed by Sovereign Bancorp on March 24, 2006
2 Referenced on page 10 of the ISS 2006 US Proxy Voting Guidelines Summary
3 Referenced on page 17 of the Glass Lewis Proxy Paper Policy Guidelines – 2006 Proxy Season